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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6145 tel 212 701 5843 fax

February 15, 2012

Re:	Illumina, Inc. Amendment No. 7 to Schedule TO filed on February 8, 2012 Filed by CKH Acquisition Corporation and Roche Holding Ltd File No. 5-60457

Peggy Kim
Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Dear Ms. Kim:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 9, 2012 (the “Comment Letter”) regarding the above-referenced filing by CKH Acquisition Corporation (the “Purchaser”) and Roche Holding Ltd (“Parent”), and the Schedule TO of Parent and the Purchaser filed on January 27, 2012 (the “Schedule TO”).  In conjunction with this letter, Parent and the Purchaser are filing via EDGAR, for review by the Staff, Amendment No. 8 to the Schedule TO (“Amendment No. 8”).

Please find enclosed three copies of Amendment No. 8.  The changes reflected in Amendment No. 8 include those made in response to the comments of the Staff in the Comment Letter. Set forth below are responses to the Staff’s comments numbered 1 and 2, as set forth in the Comment Letter.

Source and Amount of Funds, page 19

1.      We note your response to comment four in our letter dated February 2, 2012; however, we reissue our comment. In your next amendment, please revise to include a summary of the terms of the existing credit facilities and file the financing agreements as exhibits to the schedule. Refer to Item 1007(d)(1) and Item 1016(b) of Regulation M-A. Please also revise to further describe the new notes and commercial paper and any material conditions to the financing. Refer to Item 1007(b) and (d) of Regulation M-A.

Peggy Kim	2	February 15, 2012

Parent and the Purchaser respectfully advise the Staff that, as of the date hereof, Parent and the Purchaser have not made a specific determination as to how they will finance the Offer.  Parent and the Purchaser confirm to the Staff that they will make the appropriate amendments to the Schedule TO to provide the information required by Item 1007(b) and (d) and Item 1016(b) of Regulation M-A once they have determined how they will finance the Offer.

Parent and the Purchaser have revised Item 1 and Item 4 of the Schedule TO in response to this comment by adding the following sentence (i) at the end of the text under the caption “Do you have the financial resources to pay for the shares?” on page 4 of the Offer to Purchase and (ii) at the end of the first full paragraph of Section 10 on page 19 of the Offer to Purchase:

“As of the date of this Offer, we have not made a specific determination as to how we plan to finance the Offer.”

Conditions of the Offer, page 26

2.      We note your response to comment five in our letter dated February 2, 2012. Please confirm your understanding that the waiver of the Minimum Condition, the Rights Condition, the Section 203 Condition and the Impairment Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver.

Parent and the Purchaser acknowledge that waiver of the Minimum Condition, the Rights Condition, the Section 203 Condition or the Impairment Condition would constitute a material change to the Offer requiring that at least five business days remain in the Offer after such waiver is announced.

***

Parent and the Purchaser acknowledge that (1) Parent and the Purchaser are responsible for the adequacy and accuracy of the disclosure in their filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) neither Parent nor the Purchaser may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-6145 with any questions you may have with respect to the foregoing.

Very truly yours, /s/ Marc O. Williams
Marc O. Williams